Exhibit 10.1

June 23, 2026

Laurie Bergman
(delivery via email)

Dear Laurie:

On behalf of Ecovyst Catalyst Technologies LLC (the "Company"), I am pleased to extend to you an offer for the position of Chief Financial Officer. This offer is contingent upon you:
•Providing appropriate proof of identity and employment eligibility on the first day you report to work in compliance with the Immigration and Control Act of 1986.
•Signing a Restrictive Covenant Agreement ("RCA").
•Successfully completing a background screening that is acceptable to the Company in its sole discretion.
•Successfully passing a drug test that is acceptable to the Company in its sole discretion.
Your anticipated starting date will be August 24, 2026. Your place of employment will be at our Corporate HQ in Wayne, PA and you will report to the Chief Executive Officer of Ecovyst. You understand and agree that you shall travel from time to time on behalf of the Company.

Base Salary: Your annual Base Salary shall be at the rate of $470,000 per year, payable pursuant to the Company's normal payroll practices. Your Base Salary may be adjusted from time to time based on review by the Compensation Committee of the Ecovyst Inc. ("Ecovyst") Board of Directors.

Annual Performance Bonus: For each calendar or fiscal year of your employment, you shall have the opportunity to earn an annual bonus (the "Annual Performance Bonus") with a bonus target equal to 70% of Base Salary, based on achievement of annual performance goals (based on financial and/or other metrics) as established by the Compensation Committee of the Board of Directors of the Company, and in accordance with any then applicable Ecovyst bonus plan. Additional details about the plan will be provided after your hire date.

Equity Participation: You will be eligible to participate in the Company's annual Long-Term Incentive (LTl) program. Subject to the sole discretion of the Compensation Committee of the Board of Directors, we anticipate approving your annual equity award by January 2027 and granting it by February 2027, with a target value of $600,000 - $650,000 in a mix of RSUs and PSUs.

The grant will be made under the Ecovyst Inc. 2017 Omnibus Incentive Plan, as Amended and Restated, and will be subject to the terms and conditions of the applicable award agreements, which you will be required to sign. Those agreements will also set forth the applicable vesting schedule for each grant. Both the Plan and the award agreements will be provided at the time the grants are made.

Benefits: The Company has a very competitive package of health, welfare and retirement benefits. Your eligibility for those benefits, and the terms and conditions of your participation are set forth in separate plan documents which will be provided to you when you start employment and may be amended or terminated at any time. A summary of our benefit plans and a rate sheet are enclosed. If you want to discuss certain benefits, please contact Total Rewards at sue.olafson@ecovyst.com.

Executive Coaching: During your first six (6) months of employment, the Company will engage and pay for a certified professional executive coach of your choice to support your professional development. The coach must qualify as an approved Company vendor. Kurt Bitting, your direct supervisor, will serve as the executive sponsor for this arrangement.

One-time Cash Payment: You will receive a one-time cash payment of $250,000, subject to applicable tax withholding, on the first regular pay date following thirty (30) days of employment. The one-time cash payment is intended to compensate you for the value of the bonus you forfeited upon your resignation from your previous employer. If you voluntarily terminate your employment with the Company you are terminated by the company for "cause" before the first anniversary of your start date, you agree to repay the Company the full amount of this sign-on bonus within (30) days of your termination of employment. If you voluntarily terminate your employment with the Company following your first anniversary of your start date or before your second anniversary of your start date, you agree to repay the Company 50% of the amount of this sign-on bonus within (30) days of your termination of employment.

One-Time Equity Award: You will be granted a one-time equity award in the form of time-based restricted stock units (RSUs) with a grant date value of $450,000 on your hire date. The grant will be subject to the terms and conditions of the applicable award agreement, which you will be required to execute. The full award agreement will be provided at the time of the grant. The award will vest in full on the third anniversary of the grant date. This award is intended to offset the value of an outstanding equity award from your former employer that you will forfeit upon your resignation.

Vacation: You shall be entitled to twenty (20) days of paid vacation until such time as you earn additional vacation in accordance with the Company's published vacation policy.

Severance:
As an executive of the company, you will be considered covered under the Executive Severance Plan expected to be approved in August 2027. Until such time you will be considered a Key Company Employee under the Amended and Restated Severance Plan of Ecovyst Catalyst Technologies LLC. As such, if your employment is terminated by the Company Without Cause, and subject to your execution of a General Release of Claims, you shall be entitled to receive enhanced severance benefits equal to your then current base salary plus target bonus and continued health benefits at the active employee contribution rates for no less than 52 (fifty-two) weeks following the date of termination, regardless of your years of Company Service. These enhanced benefits are in addition to any other benefits to which you may be entitled under such severance plan.

Restrictive Covenants: As a condition of employment subsequent to the signing of this offer letter and as a condition to the receipt of the equity awards set forth above, you agree to execute the Company's Employee Agreement that includes confidentiality and non-competition provisions for a period of two (2) years post-employment and intellectual property assignment provisions. You will also be expected to comply with the Company's policies and procedures, including the Code of Conduct.

This conditional offer of employment, if accepted, does not constitute a contract of employment between the Company and you. You will be considered an employee at will unless you have an employment agreement with a fixed term of employment signed by an officer of the Company. Any attempt to orally modify any of the terms of this conditional offer of employment will have no effect. In addition, you acknowledge and agree that the Company shall have the right, without liability, to revoke this conditional offer in the event that any of the conditions set forth in the first paragraph of this letter are not satisfied in the Company's sole opinion. You further acknowledge and agree that this letter is contingent upon final approval of your employment and the terms thereof by the Ecovyst Inc. Board of Directors and Compensation Committee, with such approvals are expected to occur on or prior to August 19, 2026.

If you agree to the terms of this conditional offer of employment, please initial, sign, date where appropriate and return a signed copy to me. We look forward to a positive response. Please contact me if you have any questions.

Sincerely,

/s/ Kurt Bitting		/s/ Kara Thornton
Kurt Bitting		Kara Thornton
Chief Executive Officer		Chief Human Resources

Enclosures

Acknowledged and agreed:

/s/ Laurie Bergman	Date:	June 23, 2026